Mail Stop 3561

June 4, 2009

William H. Henderson
Chief Executive Officer
America's Car-Mart, Inc.
802 Southeast Plaza Avenue, Suite 200
Bentonville, Arkansas 72712

> **Re:** **America's Car-Mart, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed July 3, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 28, 2008**
> **Form 10-Qs for the Quarterly Periods Ended July 31, 2008, October 31, 2008**
> **and January 31, 2009**
> **Filed September 9, 2008, December 5, 2008 and March 9, 2009**
> **Form 8-K**
> **Filed June 26, 2008**
> **File No. 000-14939**

Dear Mr. Henderson:

We have reviewed your response letter dated May 13, 2008 and filed May 21, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended April 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 25

1. We note your response to comment one of our April 16, 2009 letter. Please expand your proposed disclosure to address the following:

- In the third paragraph of your proposed disclosure you state that "the expansion of the customer base due in part to constrictions in consumer credit … can have an overall effect on the demand for the type of vehicle the Company purchases for sale." Please expand your disclosure to clarify the effect you anticipate. For example, do you expect a general increase or decrease in demand and to which types of vehicles do you expect this to apply.

- In light of your statements in the third paragraph of your proposed disclosure that you have seen increases in the cost of vehicles and resulting increases in sales prices, and further that your customers have limited incomes and their car payment must remain affordable, please expand your discussion to provide examples of the "significant efforts [you have] devoted to improve your purchasing processes to ensure adequate supply at appropriate prices."

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Economic Profit, page 11

2. We note your response to comment 18 of our April 16, 2009 letter. Due to the passage of time, the basis upon which you sought confidential treatment for fiscal 2008 performance data is potentially no longer applicable. Please provide on a supplemental basis a detailed explanation supporting your conclusion that the performance information we requested should continue to be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

3. We reissue, in part, comment 19 of our April 16, 2009 letter. Please provide us with proposed revised disclosure that addresses why you awarded the amounts of short-term incentive awards for 2008 that are identified in the summary compensation table, including the awards identified in the Bonus column. In this regard, we note your statement that your Compensation Committee has from time to time made discretionary cash awards outside of plans that are included in the Bonus column of your table, but this does not explain why such cash award was provided.

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You may contact Andrew Blume at (202) 551-3254 or in his absence, Jennifer Thompson, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director